Exhibit 99.1

IAMGOLD to sell Niobec for a total consideration of US$530 million - Will focus on profitably growing its core gold business

TSX: IMG NYSE: IAG

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TORONTO, Oct. 3, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced that it has reached an agreement to sell its Niobec mine, one of the world's three niobium producers, to a group of companies led by Magris Resources Inc. for cash proceeds of $500 million after tax upon closing.  The sale of Niobec, which is located in Saint-Honoré-de-Chicoutimi in the Saguenay-Lac-Saint-Jean region, Quebec, is to include the adjacent rare earth element ("REE") deposit.  The total consideration of $530 million for the transaction is comprised of a cash payment of $500 million payable on closing, as well as an additional $30 million when the adjacent REE deposit goes into commercial production.  A 2% gross proceeds royalty will be payable on any REE production.

"This sale unlocks the value of Niobec for our shareholders, positions IAMGOLD as a pure gold play and significantly improves our liquidity, which provides us with the opportunity to further improve the grade and cost structure of our portfolio of gold assets," said the Company's President and CEO, Steve Letwin.  "On behalf of the Board of Directors, I extend my thanks to the entire Niobec team for their outstanding efforts over the years to improve their operating performance and strengthen the attractiveness of this asset.  I also commend all our employees who continue to work hard and find innovative ways to improve productivity and reduce costs, getting us closer to our target of being free cash flow positive at our owner-operated gold mines, including capital spending."

"Niobec has been a steady contributor to our operating cash flow since 2006 when we acquired this asset as part of a larger transaction," said Carol Banducci, IAMGOLD's Executive Vice President and CFO. "We are pleased that the group of companies is led by Aaron Regent, who brings a wealth of experience in mining and finance to Niobec.   The additional liquidity provided by this sale offers IAMGOLD an opportunity to invest in the profitable growth of our gold portfolio.  However, we are committed to taking a disciplined approach to investment, seeking out only appropriately-sized opportunities that improve our overall cost structure and cash flow generation capabilities.  In the absence of appropriate investment opportunities we would consider reducing financial leverage (as prescribed by the terms of the bond indenture)."

The group of companies includes Magris Resources, as well as CEF Holdings Limited; which is a Hong Kong based investment company owned 50% by Cheung Kong (Holdings) Limited and 50% by the Canadian Imperial Bank of Commerce ("CIBC"); and Temasek, which is a Singapore-based investment company with a portfolio that covers a broad spectrum of sectors.

"The transaction proceeds on closing of $500 million, when added to current cash and cash equivalents as well as the market value of the Company's gold holdings, strengthen IAMGOLD's liquid assets to over $800 million," continued Banducci.   "Along with the Company's $500 million in unused credit facilities, IAMGOLD would have substantial liquidity of over $1.3 billion."

Niobec will be reclassified as "Held for Sale" for the purposes of IAMGOLD's fourth quarter 2014 results.  Based on current estimates, the expected gain on the transaction is expected to be approximately $50 million to $60 million.  The transaction is targeted to close in the fourth quarter of 2014, subject to the receipt of regulatory approvals.

TD Securities Inc. provided a fairness opinion to the Board of Directors of IAMGOLD in connection with the transaction.

CONFERENCE CALL

A conference call will be held on Friday, October 3, 2014 at 10:00 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s sale of Niobec.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production,  permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "when". "continue", "expect", "believe", "intend", "plan", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company's credit rating; contests over title to properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

About Magris
Magris is an emerging mining company that was formed to build and grow a significant diversified mining platform. Magris is led by Aaron Regent who previously served as President and Chief Executive Officer of Barrick Gold, and President and Chief Executive Officer of Falconbridge Ltd., and a team of veteran mining executives with a track record of managing best-in-class operations in an environmentally responsible manner with a commitment to maintaining the highest standards in safety and community relations.

About CEF Holdings Ltd
CEF Holdings Limited is a Hong Kong based investment company which is owned 50% by Cheung Kong (Holdings) Limited and 50% by the Canadian Imperial Bank of Commerce ("CIBC"). Cheung Kong (Holdings) Limited is the publicly-listed flagship company of the Cheung Kong Group of companies, the Hong Kong based multi-national conglomerate with a combined market cap of the Group in excess of US$100 billion.  CIBC is a leading North American financial institution with operations around the world. CEF is an investor in significant resource assets on a global basis.

About Temasek
Temasek is an investment company based in Singapore. Supported by 11 offices globally, Temasek owns a S$223 billion (US$177 billion) portfolio as at March 31, 2014.   Temasek's investment themes centre on: transforming economies; growing middle income populations; deepening comparative advantages; and emerging champions. Its portfolio covers a broad spectrum of industries: financial services; telecommunications, media and technology; transportation and industrials; life sciences, consumer and real estate; as well as energy and resources.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738 Mobile (647) 280-0519; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 06:10e 03-OCT-14